                     SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C.    20549
                                 FORM  11-K


ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For fiscal year ended December 31, 1997

      A. Full title of the Plan:

         DEAN FOODS COMPANY INVESTMENT AND PROFIT SHARING PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DEAN FOODS COMPANY
                             3600 N. RIVER ROAD
                       FRANKLIN PARK, ILLINOIS  60131
                          TELEPHONE:  847/678-1680

                                 SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                   DEAN FOODS COMPANY
                                   INVESTMENT AND PROFIT SHARING PLAN


                                   By: /s/ Gerald W. Berger
                                      -----------------------------------------
                                       Gerald W. Berger
                                       Member of Plan Administrative
                                       Committee for Dean Foods Company
                                       Investment and Profit Sharing Plan


Date: June 26, 1998

             DEAN FOODS COMPANY
     INVESTMENT AND PROFIT SHARING PLAN
     ----------------------------------

            FINANCIAL STATEMENTS
            --------------------

        DECEMBER 31, 1997 AND 1996
        --------------------------

                             DEAN FOODS COMPANY
                     INVESTMENT AND PROFIT SHARING PLAN
                     ----------------------------------

                        INDEX TO FINANCIAL STATEMENTS
                        -----------------------------

                                                                    Page
                                                                    ----
Report of independent accountants                                    1

Financial statements:

  Statement of net assets available for
   plan benefits at December 31, 1997 and 1996                       2

  Statement of changes in net assets available
   for plan benefits for the year ended
   December 31, 1997                                                 3

Notes to financial statements                                       4-12

Assets held for investment as of
   December 31, 1997                                                Schedule I

Transactions or series of transactions in excess of five percent of the current value of plan assets for the year ended
  December 31, 1997                                                 Schedule II


Note: All other supplementary schedules have been omitted because they are not applicable.


                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

May 8, 1998

To the Participants and
Administrator of the
Dean Foods Company
Investment and Profit Sharing Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial status of the Dean Foods Company Investment and Profit Sharing Plan at December 31, 1997 and 1996, and the changes in its financial status for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the footnotes to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                             DEAN FOODS COMPANY
                     INVESTMENT AND PROFIT SHARING PLAN
                     ----------------------------------

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AT DECEMBER 31, 1997 AND 1996
                        -----------------------------

                                                       1997            1996
                                                       ----            ----
Investments, at market value (Note 3):
  Holding account                                  $     13,923    $  2,186,848
  Balanced fund                                      37,089,229      29,516,748
  Equity Income fund                                 76,538,427      57,273,781
  Dean Foods stock fund                              36,639,387      19,609,744
  Government fixed fund                              53,657,680      54,758,632
  Reiter Dairy Plan fund                                217,022         279,184
  International fund                                  8,186,463       6,309,615
  Equity growth fund                                 22,604,396      16,379,296
  Furman                                              1,454,844               -
  Florida Plan fund                                     291,740         735,296
                                                   ------------    ------------
     Total investments                             $236,693,111    $187,049,144
                                                   ------------    ------------

Employer and employee contributions receivable        1,152,948       1,069,181
Employer profit sharing contribution receivable       3,590,242       2,967,659
Loans to participants                                 8,751,038       5,058,869
Interest and dividends receivable                       317,044           2,523
                                                   ------------    ------------
Net assets available for Plan benefits             $250,504,383    $196,147,376
                                                   ============    ============







       The accompanying notes are an integral part of this statement.

                             DEAN FOODS COMPANY
                     INVESTMENT AND PROFIT SHARING PLAN
                     ----------------------------------

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR PLAN BENEFITS FOR THE YEAR
                           ENDED DECEMBER 31, 1997
                           -----------------------

Source of assets:
  Investment income:
    Net unrealized depreciation in market value of investments   $  (2,079,602)
    Realized net gains on sales of investments                      45,777,901
    Interest                                                         3,579,473
    Dividends                                                          666,356
    Other Income                                                        55,110
                                                                  ------------
                                                                    47,999,238
                                                                  ------------
  Contributions:
    Employer contributions                                           2,587,849
    Employee contributions                                          14,145,971
    Profit sharing contributions                                     6,506,954
                                                                  ------------
                                                                    23,240,774
                                                                  ------------

  Participant rollovers from other plans                             2,565,431
                                                                  ------------
      Total sources of assets                                       73,805,443
                                                                  ------------

Application of assets:
  Benefit payments to Plan participants                             19,292,178
  Fees and expenses                                                    156,258
                                                                  ------------
      Total applications of assets                                  19,448,436
Increase in net assets during the year                              54,357,007
Net assets available for Plan benefits, beginning of year          196,147,376
                                                                  ------------
Net assets available for Plan benefits, end of the year           $250,504,383
                                                                  ============




       The accompanying notes are an integral part of this statement.

                             DEAN FOODS COMPANY

                     INVESTMENT AND PROFIT SHARING PLAN
                     ----------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
-----------------------------------------

The Dean Foods Company Investment and Profit Sharing Plan (the Plan) is a defined-contribution profit sharing plan that provides retirement benefits to employees of Dean Foods Company (the Company) who have met certain length-of-service requirements.

A committee appointed by the Board of Directors of the Company is responsible for the administration of the Plan. Assets of the Plan are held in trust funds maintained at The Northern Trust Company (the Trustee).

Participants' contributions are permitted in an amount not to exceed thirteen percent of their annual compensation. The Company is required to match participant contributions in an amount equal to twenty-five percent of the first six percent of elective contributions. In addition, the Company may elect to make an annual supplemental contribution to the Plan out of its current or accumulated net profits.

Effective January 1, 1998, the Company increased the employer match under the Company's savings and investment plan from 25% to 50% of the first 6% of pay contributed by employees. The Company also increased the employee maximum savings limit from 13% to 16% of annual compensation. Additionally, in July 1997, the Company approved a resolution to eliminate the annual profit sharing contributions paid under the 401(k) plan after the fiscal 1998 contributions.

Participants are eligible to contribute to the Plan at the date of hire. Participants vest immediately in their elective contributions, including any investment income earned pertaining to such contributions. Participants become forty percent vested in Company contributions and related earnings after two years of credited service, with vesting percentages increasing in twenty-percent increments each subsequent year until participants are fully vested after five years of credited service. Participants become fully vested in all accounts upon retirement or after attaining age sixty-five, or upon termination by reason of death or disability.

Separate accounts are maintained for each participant for Company contributions and employee elective contributions. Participants direct the investment of all contributions to established funds in one percent increments. Plan income is allocated to each participant's account, based on the relative value of individual participant accounts to the total of all participants' accounts. Forfeitures from terminated participants are used to reduce subsequent employer contributions.

The Company believes that the Plan will continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, all assets of the Plan would become fully vested with the participants and would be distributed in accordance with the provisions of the Plan.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Basis of accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting.

Contributions
-------------

Employer matching and profit sharing contributions are recorded in the year accrued by the Company. Employee contributions are recorded in the year withheld by the Company from employee payrolls or in the year of occurrence for a qualified rollover contribution as defined in Section 408(d)(3) of the Internal Revenue Code. Provisions of the Plan specify that no Company contributions and a maximum of forty percent of any participant's contributions may be invested in the Dean Foods stock fund.

Investments
-----------

Purchases and sales of securities, including gains and losses on such sales, are recorded as of the trade date for the first six months of the year and as of the settlement date thereafter due to a change in the manner in which information is presented per the trustee statements. Pending trade sales/purchases for the latter six months of the year are netted against ending investment market values. Realized gains or losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on a specific identification basis.
In accordance with the policy of stating investments at market value, the net increase or decrease in the unrealized value of investments for the year is reflected in the statement of changes in net assets available for plan benefits.

Market values of investments are based on published market quotations where available. Investments in collective funds are stated at the year-end unit values as determined by the Trustee, multiplied by the number of units owned. Investment income is recorded as earned.

Expenses of the Plan
--------------------

Trustee fees and other administrative expenses of the Plan are paid by the Plan. Legal and audit fees associated with the Plan are paid by the Company.

Benefits payable
----------------

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable are not presented as a liability in the statement of net assets or included in benefit payments in the statement of changes in net assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payment obligations existing at December 31, 1997 and 1996 were $681,650 and $197,516, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31,
                                                    --------------------------
                                                          1997         1996
                                                     ------------  ------------
Net assets available for benefits per the
  financial statements                               $250,504,383  $196,147,376
Amounts payable to withdrawing participants              (681,650)     (197,516)
                                                     ------------  ------------
Net assets available for benefits per the Form 5500  $249,822,733  $195,949,860
                                                     ============  ============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                      Year ended
                                                     December 31,
                                                         1997
                                                     ------------
Benefits paid to participants per the financial
  statements                                         $ 19,292,178
Add:  Amounts payable to withdrawing
      participants at December 31, 1997                   681,650

Less: Amounts payable to withdrawing
      participants at December 31, 1996                  (197,516)
                                                     ------------
Benefits paid to participants per the Form 5500      $ 19,776,312
                                                     ============

NOTE 3 - INVESTMENTS:
---------------------

Effective October 1, 1995, the Plan began offering an international equity fund and an equity growth fund and July 1, 1997, the Plan began offering a small caps fund. These funds are comprised of stocks, bonds and cash. The balanced fund, international equity fund, one-half of the equity growth fund and government fixed fund are managed by Diversified Investment Advisors, formerly Mutual of New York. One-half of the equity fund is managed by ARK Investments, a division of Diversified Investment Advisors and the other half is managed by Oppenheimer. The other half of the equity growth fund and the small caps fund
is managed by Mackay Shields and Furman Selz, respectively.   These funds hold
various securities and financial instruments under investment guidelines specified by the respective investment advisors.

The Reiter Dairy Plan fund and the Florida Plan funds are frozen. The assets in the Reiter Dairy Plan fund and the Florida Plan fund are being liquidated as they mature. The GIC fund merged into the government fixed fund in 1996.

The Dean Foods stock fund, which is managed by the Trustee, consists of Dean Foods Company Common Stock ($1 par value).

The Plan's assets are invested as follows:

                                                December 31, 1997
                                   --------------------------------------------
                                    Shares/
                                   par value              Cost     Market value
                                   ---------              ----     ------------
Holding account:
  Cash                                                $     13,923 $     13,923
Balance fund:
  Corporate bonds                                       24,696,584   37,089,229
Equity Income fund:
  Common stock                                          69,555,106   73,414,400
  Short-term investments                                 3,124,026    3,124,026
Government fixed fund:
  U.S. government issues                                53,657,868   53,657,680
Reiter Dairy Plan fund:
  Short-term investments                                    43,520       43,520
  Growth/Income fund                                       221,200      173,502
Dean Foods stock fund:
  Common stock                     610,219              17,749,494   36,639,387
Equity growth fund:
  Common stock                                          20,556,382   22,604,395
International fund:
  Common stock                                           6,859,957    8,186,463
Florida Plan fund:
  Short-term investments                                   291,740      291,740
Small Caps fund:
  Common Stock                                           1,414,930    1,454,846
                                                      ------------ ------------
                                                      $198,184,730 $236,693,111
                                                      ============ ============

                                                December 31, 1996
                                   --------------------------------------------
                                    Shares/
                                   par value              Cost     Market value
                                   ---------              ----     ------------
Holding account:
  Cash                                                $  2,186,848 $  2,186,848
Balance fund:
  Corporate bonds                                       21,840,133   29,516,748
Equity Income fund:
  Common stock                                          32,068,876   57,273,781
Government fixed fund:
  U.S. government issues                                54,758,821   54,758,632
Reiter Dairy Plan fund:
  Short-term investments                                    76,622       76,622
  Growth/income funds                                      256,300      202,562
Dean Foods stock fund:
  Common stock                     608,198              16,236,376   19,609,744
Equity growth fund:
  Common stock                                          13,029,655   16,379,296
International fund:
  Common stock                                           5,242,720    6,309,615
Florida Plan fund:
  Common stock                                             550,168      520,652
  Short-term investments                                   214,644      214,644
                                                      ------------ ------------
                                                      $146,461,163 $187,049,144
                                                      ============ ============

The changes in unrealized appreciation/(depreciation) of investments during the year ended December 31, 1997 were as follows:

                                      January 1,                   December 31,
                                         1997      Appreciation        1997
                                       balance    (Depreciation)      balance
                                       -------    --------------      -------
Balanced fund                       $  7,676,615   $  4,716,030   $  12,392,645
Equity income fund                    25,204,905    (21,345,611)      3,859,294
Reiter Dairy Plan fund                   (53,738)         6,040         (47,698)
Government fixed fund                       (189)             -            (189)
Small Caps Fund                                -         39,914          39,914
Dean Foods stock fund                  3,373,368     15,516,525      18,889,893
Equity growth fund                     3,349,641     (1,301,628)      2,048,013
International fund                     1,066,895        259,612       1,326,507
Florida Plan fund                        (29,516)        29,516               -
                                    ------------   ------------   -------------
Total                               $ 40,587,981   $ (2,079,602)  $  38,508,379
                                    ============   ============   =============


The aggregate proceeds, costs, and realized gains/(losses) resulting from the sale of investments for the year ended December 31, 1997 were as follows:

                                     Aggregate       Aggregate       Realized
                                      proceeds         cost        gain/(loss)
                                      --------         ----        -----------
Balanced fund                       $  3,444,556   $  2,376,393   $   1,068,163
Equity income fund                    82,031,867     44,180,546      37,851,321
Small caps fund                           71,415         69,570           1,845
Government fixed fund                 13,353,727     13,353,727               -
Dean Foods stock fund                  3,369,224      2,232,432       1,136,792
Equity growth fund                    22,148,713     16,618,883       5,529,830
International fund                     1,058,406        846,033         212,373
Reiter Dairy                                 395         35,100         (34,705)
Florida Plan fund                        562,450        550,168          12,282
                                    ------------   ------------   -------------
Total                               $126,040,753   $ 80,262,852   $  45,777,901
                                    ============   ============   =============

NOTE 4 - SUMMARY OF FINANCIAL STATEMENT BALANCES BY FUND:
---------------------------------------------------------

Following is a summary of certain financial statement balances by fund at December 31, 1997 and 1996:

                                                    Interest and
                                                      Dividend       Benefit
      1997              Receivables   Contribution     Income       Payments
      ----              -----------   ------------  ------------    --------
Balanced fund           $ 2,568,194   $ 4,174,945   $     2,012   $ 5,401,810
Equity income fund        3,846,306     6,419,102       335,555     6,752,262
Small caps fund             123,468       124,397           928     1,929,218
Government fixed fund     3,039,737     5,422,740     3,408,018     2,893,827
Reiter Dairy Plan fund          240             -         3,468        38,584
Dean Foods stock fund     1,484,312     2,544,489       476,981     1,543,374
Equity growth fund        1,927,503     3,219,945         3,592        77,169
International fund          820,101     1,335,156           625       578,765
Florida Plan fund             1,411             -        14,650        77,169
                        -----------   -----------   -----------   -----------
Total                   $13,811,272   $23,240,774   $ 4,245,829   $19,292,178
                        ===========   ===========   ===========   ===========


                                                    Interest and
                                                      Dividend       Benefit
      1996              Receivables   Contribution     Income       Payments
      ----              -----------   ------------  ------------    --------
Balanced fund           $ 1,744,907   $ 3,826,201   $     1,795   $ 1,274,738
Equity income fund        2,569,852     5,614,991         2,778     2,549,476
GIC fund                          -             -        14,559             -
Government fixed fund     2,129,943     5,493,932     3,465,843     5,678,379
Reiter Dairy Plan fund          354             -         2,816       115,886
Dean Foods stock fund     1,051,871     2,346,409       444,350       927,082
Equity growth fund        1,132,865     2,449,990           895       579,426
International fund          467,318       983,128           488       347,656
Florida Plan fund             1,122             -        12,642       115,885
                        -----------   -----------   -----------   -----------
Total                   $ 9,098,232   $20,714,651   $ 3,946,166   $11,588,528
                        ===========   ===========   ===========   ===========

NOTE 5 - INCOME TAX STATUS:
---------------------------

The Plan administrator has received a favorable determination letter for the Plan from the Internal Revenue Service dated February 22, 1996. There have been no material changes to the plan during 1997. As such, the current determination letter is effective, and no provision for income taxes has been made in the accompanying financial statements.


NOTE 6 - SIGNIFICANT INVESTMENTS:
---------------------------------

Investments with fair values in excess of 5% of net assets available for benefits at December 31, 1997 and 1996 were:

                                                     1997            1996
                                                     ----            ----
*Dean Foods Company        Common Stock         $ 36,644,771    $ 19,614,386

Dean Foods Equity
 Growth Fund               Mutual Fund            22,604,074      16,379,297

Dean Foods Equity
 Value Fund                Mutual Fund            73,414,400      57,273,781

Diversified Investment
 Advisors Balanced
 Fund                      Mutual Fund            37,089,009      29,516,748

Money Government           U.S. Government and
 Fixed Fund                Agency Issues          53,651,826      54,758,631


                                                                     SCHEDULE I
                                                                     ----------
                             DEAN FOODS COMPANY
                     INVESTMENT AND PROFIT SHARING PLAN
                     ----------------------------------

                         ASSETS HELD FOR INVESTMENT
               AS OF DECEMBER 31, 1997 (LINE 27a OF FORM 5500)
               -----------------------------------------------

                           Description
Identity of Issue         Of Investment             Cost         Fair Value
-----------------         -------------             ----         ----------
*Dean Foods Company        Common Stock         $ 17,754,878    $ 36,644,771

Diversified Investment
 Advisors International
 Equity Fund               Mutual Fund             6,860,009       8,186,489

Dean Foods Equity
 Growth Fund               Mutual Fund            20,556,056      22,604,074

Dean Foods Equity
 Income Fund               Mutual Fund            69,555,106      73,414,400

Diversified Investment
 Advisors Balanced
 Fund                      Mutual Fund            24,696,362      37,089,009

Money Government           U.S. Government and
 Fixed Fund                  Agency Issues        53,651,826      53,651,826

Frank Russell Real Estate
 Equity Fund               Mutual Fund               291,740         291,740

Dean Foods Master Trust
 Furman Selz               Mutual Fund             1,413,951       1,453,865

*Participant Loans         Loans at 6-9%                -          8,751,038

*Northern Trust Collective
 Short-Term Investment
 Fund                      Cash Equivalents        3,183,434       3,183,434

Sundry Assets              Miscellaneous             221,389         173,503
                                                ------------    ------------
                                                $198,184,751    $245,444,149
                                                ============    ============

*Party in interest

                                                                    SCHEDULE II
                                                                    -----------
                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

                    TRANSACTIONS OR SERIES OF TRANSACTIONS
                       INVOLVING AN AMOUNT IN EXCESS OF
                 FIVE PERCENT OF THE CURRENT VALUE OF ASSETS
         FOR THE YEAR ENDED DECEMBER 31, 1997 (LINE 27d OF FORM 5500)
         ------------------------------------------------------------

                            Description of
                        asset (include interest                                                  Expense
Identity of party        rate and maturity in                        Selling                  incurred with      Cost of
   involved                  case of loan)        Purchase Price      Price    Lease Rental    transaction        asset
   --------                  -------------        --------------      -----    -----------     -----------        ----
Dean Foods Master
 Trust                    Mackay Shields            19,402,311          -           -               -               -

Diversified Investment
 Advisors                 Equity Value Fund         35,977,129          -           -               -               -

Diversified Investment
 Advisors                 Equity Growth Fund            -           19,402,312      -               -           14,285,845

Diversified Investment
 Advisors                 Equity Income Fund            -           35,637,923      -               -           19,915,739

Diversified Investment
 Advisors                 Equity Income Fund            -           35,977,129      -               -           17,915,740

The Northern Trust        Collective Investment
 Company                   Fund                     35,637,990          -           -               -               -

The Northern Trust        Collective Investment         -
 Company                   Fund                                     30,260,482      -               -           30,260,482

Dean Foods Master
 Trust                    Mackay Shields            21,666,050          -           -               -               -

Dean Foods Master
 Trust                    Mackay Shields                -            1,172,876      -               -            1,112,538

Diversified Investment
 Advisor                  Equity Value Fund         37,913,871          -           -               -               -

Diversified Investment
 Advisor                  Equity Value Fund             -            1,784,313      -               -            1,713,406

Diversified Investment
 Advisor                  Equity Growth Fund         2,479,238          -           -               -               -

Diversified Investment
 Advisor                  Equity Growth Fund            -           20,975,837      -               -           15,506,345

Diversified Investment
 Advisor                  Equity Incom               5,297,993          -           -               -               -

Diversified Investment
 Advisor                  Equity Incom                  -           74,512,906      -               -           37,357,619

The Northern Trust        Collective Investment
 Company                   Fund                     59,144,424          -           -               -               -

The Northern Trust        Collective Investment
 Company                   Fund                         -           58,141,666      -               -           58,141,666

Diversified Investment    Government Fixed
 Fund                      Fund                     12,315,519          -           -               -               -

Diversified Investment    Government Fixed
 Fund                      Fund                         -           13,353,727      -               -           13,353,727



                            Current value
                             of asset on
Identity of party            transaction      Net gain
   involved                     date          or (loss)
   --------                 -------------     ---------
Dean Foods Master
 Trust                        19,402,311         -

Diversified Investment
 Advisors                     35,977,129         -

Diversified Investment
 Advisors                     19,402,312      5,116,467

Diversified Investment
 Advisors                     35,637,923     15,722,184

Diversified Investment
 Advisors                     35,977,129     18,061,389

The Northern Trust
 Company                      35,637,990         -

The Northern Trust
 Company                      30,260,482         -

Dean Foods Master
 Trust                        21,666,050         -

Dean Foods Master
 Trust                         1,172,876         60,338

Diversified Investment
 Advisor                      37,913,871         -

Diversified Investment
 Advisor                       1,784,313         70,906

Diversified Investment
 Advisor                       2,479,238         -

Diversified Investment
 Advisor                      20,975,837      5,469,492

Diversified Investment
 Advisor                       5,297,993         -

Diversified Investment
 Advisor                      74,512,906     37,155,287

The Northern Trust
 Company                      59,144,424         -

The Northern Trust
 Company                      58,141,666         -

Diversified Investment
 Fund                         12,315,519         -

Diversified Investment
 Fund                         13,353,727         -


                                                                      EXHIBIT 1
                                                                      ---------
                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-94753) of Dean Foods Company of our report dated May 8, 1998 appearing on page 4 of the Annual Report of Deans Foods Company Investment and Profit Sharing Plan on Form 11-K for the year ended December 31, 1997.





Price Waterhouse LLP



Chicago, Illinois
June 26, 1998